UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Fan Yu

Ally Bridge LB Management Limited

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

With a copy to:

Michael G. DeSombre

Sullivan & Cromwell

28th Floor

Nine Queen’s Road Central

Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 80862K104	Page 2 of 10

1.	Names of Reporting Persons Ally Bridge LB Healthcare Master Fund Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2016.

CUSIP No. 80862K104	Page 3 of 10

1.	Names of Reporting Persons Ally Bridge LB Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104	Page 4 of 10

1.	Names of Reporting Persons ABG Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited. Fan Yu is a director and shareholder of Ally Bridge LB Management Limited and ABG Management Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104	Page 5 of 10

1.	Names of Reporting Persons Fan Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Mr. Yu is a director and shareholder of Ally Bridge LB Management Limited, which holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104	Page 6 of 10

1.	Names of Reporting Persons Bin Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 678,077(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 678,077(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,077(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 678,077 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Mr. Li is a director and shareholder of Ally Bridge LB Management Limited, which holds the sole voting share of Ally Bridge LB Healthcare Master Fund Limited.
(2)	Calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on November 9, 2016.

CUSIP No. 80862K104	Page 7 of 10

INTRODUCTORY NOTE

This amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 1 is being filed jointly by (i) Ally Bridge LB Healthcare Master Fund Limited, a limited company incorporated under the laws of the Cayman Islands, (ii) Ally Bridge LB Management Limited, a limited company incorporated under the laws of the Cayman Islands, (iii) ABG Management Limited, a limited company incorporated under the laws of the Cayman Islands, (iv) Mr. Fan Yu, a director and executive officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited and (v) Mr. Bin Li, a director and executive officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited (Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited, ABG Management Limited, Mr. Yu and Mr. Li collectively being referred to as the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of February 22, 2016, filed with the Schedule 13D (as defined below) as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed on February 22, 2016 (the “Schedule 13D”), on behalf of the Reporting Persons with the SEC. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented as follows:

The members of the Consortium (as defined in Item 4 below) anticipate that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$546 million will be expended in acquiring all of the outstanding share capital of the Issuer not already owned by the Consortium.

It is anticipated that the funding for the Acquisition (as defined in Item 4 below) will be provided by a combination of debt and equity capital. Equity financing will be provided by certain members of the Consortium in the form of cash and through the rollover of existing equity interests in the Issuer held by certain members of the Consortium. Debt financing will be provided by third party financial institutions.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 14, 2016, ABG Management Limited and its affiliates and GL Management and its affiliates, on behalf the consortium formed pursuant to the Consortium Agreement (the “Consortium”) filed as Exhibit 7.02 to the Schedule 13D, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer for the acquisition of all of the outstanding share capital of the Issuer not already owned by the Consortium at US$11.18 per share of Common Stock in cash (the “Acquisition”). The Consortium intends to finance the Acquisition through a combination of debt and equity financing.

CUSIP No. 80862K104	Page 8 of 10

The Consortium indicated in the Proposal that it is prepared to expeditiously negotiate and finalize the terms of the Acquisition in definitive agreements. The Proposal also provided that no binding obligation on the part of the Issuer or the Consortium shall arise with respect to the Acquisition unless and until definitive agreements have been executed.

If the Acquisition is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Select Market.

The summary of the Proposal in this Amendment No. 1 is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 7.03.

ITEM 5.	PURPOSE OF TRANSACTION

Item 5 of the Schedule 13D is hereby amended as follows:

(a) The percentages used herein are calculated based upon the 51,053,583 shares of Common Stock that were outstanding as of November 2, 2016 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 9, 2016.

Ally Bridge LB Healthcare Master Fund Limited directly holds the 678,077 shares of Common Stock, representing approximately 1.3% of the outstanding Common Stock. Ally Bridge LB Management Limited owns the sole voting share in Ally Bridge LB Healthcare Master Fund Limited. Mr. Fan Yu and Mr. Bin Li are the shareholders and directors of Ally Bridge LB Management Limited, and Mr. Yu is the shareholder and director of ABG Management Limited. Ally Bridge LB Management Limited, by virtue of it being the holder of sole voting share of Ally Bridge LB Healthcare Master Fund Limited, and each of Mr. Yu and Mr. Li, by virtue of being a shareholder and director of Ally Bridge LB Management Limited, may be deemed to have voting control and investment discretion over the securities held by Ally Bridge LB Healthcare Master Fund Limited. Each of Ally Bridge LB Management Limited, ABG Management Limited, Mr. Yu and Mr. Li disclaims beneficial ownership of such securities and this Schedule 13D shall not be deemed an admission that any of them is the beneficial owner of, or has any pecuniary interest in, such securities for any purposes.

In addition, pursuant to Section 13(d)(3) of the Exchange Act, the Reporting Persons, the other Sponsors and certain of their respective affiliates may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any Common Stock as may be beneficially owned by GL Capital Management GP Limited, Jade Park Investments Limited or Bank of China Group Investment Limited, or any of their respective affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 80862K104	Page 9 of 10

(b) Ally Bridge LB Healthcare Master Fund Limited has the power to vote or direct the vote and to dispose or direct the disposition of 678,077 shares of Common Stock. Ally Bridge LB Management Limited may, by virtue of its or their ownership interest in Ally Bridge LB Healthcare Master Fund Limited, and each of Mr. Yu and Mr. Li, as a shareholder and director of Ally Bridge LB Management Limited, may be deemed to share with Ally Bridge LB Healthcare Master Fund Limited the power to vote or to direct the vote and to dispose or to direct the disposition of the 678,077 shares of Common Stock. Each of Ally Bridge LB Management Limited, ABG Management Limited, Mr. Yu and Mr. Li disclaims such power to vote or direct the vote or power to dispose or direct the disposition of such 678,077 shares of Common Stock for all other purposes.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The description of the Proposal under Item 4 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.03	Proposal from GL Capital Management GP Limited and ABG Management Limited on behalf of the Consortium to the Issuer’s board of directors dated as of November 14, 2016.

CUSIP No. 80862K104	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016

Ally Bridge LB Healthcare Master Fund Limited

By:	/s/ Bin Li
Name: Bin Li Title: Director

Ally Bridge LB Management Limited

By:	/s/ Bin Li
Name: Bin Li Title: Director

ABG Management Limited

By:	/s/ Fan Yu
Name: Fan Yu Title: Director

Fan Yu

/s/ Fan Yu

Bin Li

/s/ Bin Li